SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86722Y 101

(CUSIP Number)

Denise R. Cade, Esq.

Senior Vice President, General Counsel and Corporate Secretary

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

(630) 824-1000

with a copy to:

Mike Rosenwasser

Michael Swidler

Vinson & Elkins L.L.P.

666 Fifth Avenue

New York, New York 10103

(212) 237-0000 (telephone number)

(212) 237-0100 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86722Y 101

1	Name of Reporting Person Sun Coal & Coke LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 17,919,394 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 17,919,394 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 17,919,394 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.0%**
14	Type of Reporting Person OO

*	Amount of securities beneficially owned includes (i) 184,697 common units representing limited partner interests (“common units”) in SunCoke Energy Partners, L.P. (the “Partnership”) issued to Sun Coal & Coke LLC (“Sun Coal & Coke”) on January 24, 2013, the closing date of the initial public offering of the Partnership’s common units (the “IPO”); (ii) 2,025,000 additional common units that will be issued to Sun Coal & Coke upon the expiration of the underwriters’ 30-day option to purchase additional common units in the event that the underwriters do not exercise their option to purchase additional common units, as more fully described in the Partnership’s Registration Statement on Form S-1 (Registration No. 333-183162) (the “Registration Statement”), a copy of which is filed herewith as an exhibit and incorporated herein by reference; and (iii) 15,709,697 subordinated units representing limited partner interests in the Partnership (“subordinated units” and, together with the common units, the “units”) issued to Sun Coal & Coke on the IPO closing date, which may be converted into common units on a one-for-one basis at the end of the subordination period as more fully described in the section “How We Make Distributions To Our Partners—Subordination Period” in the Registration Statement.
**	Calculation of percentage is based on a total of 31,419,394 units that will be outstanding upon the expiration of the underwriters’ option to purchase additional common units, including 15,709,697 common units and 15,709,697 subordinated units.

CUSIP No. 86722Y 101

1	Name of Reporting Person SunCoke Energy, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 17,919,394 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 17,919,394 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 17,919,394 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.0%**
14	Type of Reporting Person CO

*	Amount of securities beneficially owned includes (i) 184,697 common units issued to Sun Coal & Coke on the IPO closing date; (ii) 2,025,000 additional common units that will be issued to Sun Coal & Coke upon the expiration of the underwriters’ 30-day option to purchase additional common units in the event that the underwriters do not exercise their option to purchase additional common units, as more fully described in the Registration Statement, a copy of which is filed herewith as an exhibit and incorporated herein by reference; and (iii) 15,709,697 subordinated units issued to Sun Coal & Coke on the IPO closing date, which may be converted into common units on a one-for-one basis at the end of the subordination period as more fully described in the section “How We Make Distributions To Our Partners—Subordination Period” in the Registration Statement.
**	Calculation of percentage is based on a total of 31,419,394 units that will be outstanding upon the expiration of the underwriters’ option to purchase additional common units, including 15,709,697 common units and 15,709,697 subordinated units.

CUSIP No. 86722Y 101

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Issuer

This Statement is being filed with respect to the common units representing limited partner interests (each, a “common unit”) of SunCoke Energy Partners, L.P. (the “Partnership”). The address of the principal executive offices of the Partnership is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

Item 2. Identity and Background

(a),(f)	This Statement is filed by each of the following persons:

(i)	SunCoke Energy, Inc., a Delaware corporation (“SunCoke Inc.”); and

(ii)	Sun Coal & Coke LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of SunCoke Inc. (“Sun Coal & Coke” and together with SunCoke Inc., the “Reporting Persons”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

(c)	(i) SunCoke Inc.’s principal business is to hold equity interests in its subsidiaries which own and operate coke making facilities and coal mining operations; and

(ii) Sun Coal & Coke’s principal business to own and operate coke making facilities and coal mining operations through its operating subsidiaries.

CUSIP No. 86722Y 101

(d)-(e) Neither of the Reporting Persons nor, to the best of each such Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

Each of Sun Coal & Coke and SunCoke Energy Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), is a direct or indirect wholly owned subsidiary of SunCoke Inc. As a result, certain individuals, including officers and directors of SunCoke Inc., serve as officers and/or directors of more than one of such other entities. As more fully described in the section “Certain Relationships and Related Party Transactions” of the prospectus, dated January 17, 2013 (the “Prospectus”), filed by the Partnership with the Securities and Exchange Commission (the “Commission”) on January 18, 2013 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”), a copy of which is filed herewith as an exhibit and incorporated herein by reference, SunCoke Inc. indirectly owns and controls the General Partner and owns, through a wholly owned subsidiary, an aggregate of 184,697 common units in the Partnership, an aggregate of 15,709,697 subordinated units in the Partnership, and the right to receive the Deferred Issuance and Distribution (defined below). In addition, the General Partner owns a 2.0% general partner interest in the Partnership and all of the incentive distribution rights in the Partnership.

On January 23, 2013, in anticipation of the closing of the IPO, the Partnership, Sun Coal & Coke and the General Partner entered into a Contribution Agreement (the “Contribution Agreement”). Pursuant to the Contribution Agreement, in connection with the closing of the IPO, Sun Coal & Coke contributed to the Partnership an interest in each of Haverhill Coke Company LLC (“Haverhill”) and Middletown Coke Company, LLC (“Middletown”) which resulted in the Partnership owning a 65% interest in each of Haverhill and Middletown, and in exchange (1) the General Partner continued to hold a 2.0% general partner interest in the Partnership, (2) the Partnership issued to the General Partner incentive distribution rights in the Partnership, (3) the Partnership issued to Sun Coal & Coke 184,697 common units, 15,709,697 subordinated units and the right to receive the Deferred Issuance and Distribution (as such term is defined in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”)), (4) the Partnership assumed and repaid $225.0 million of term loan debt of SunCoke Inc. and (5) the Partnership retained 100% of (A) an aggregate of $67.0 million for environmental capital expenditures of Haverhill and Middletown, (B) an aggregate of approximately $12.4 million for sale discounts related to tax credits owed to customers of Haverhill and Middletown, and (C) $39.6 million to replenish the Partnership’s working capital. The foregoing description is qualified in its entirety by reference to the full text of the Contribution Agreement and the Partnership Agreement, copies of which are filed herewith as exhibits and incorporated herein by reference.

On January 24, 2013, in connection with the closing of the IPO, the Partnership entered into the Partnership Agreement. A description of the Partnership Agreement is contained in the section “The Partnership Agreement” in the Prospectus and is incorporated herein by reference. A copy of the Prospectus is filed herewith as an exhibit.

In connection with the IPO, the Partnership, the General Partner, Sun Coal & Coke, SunCoke Inc. and the several underwriters party thereto entered into an Underwriting Agreement (the “Underwriting Agreement”) providing for the offer and sale by the Partnership and the purchase by the Underwriters of 13,500,000 common units in the Partnership at a price to the public of $19.00 per common unit. Pursuant to the Underwriting Agreement, the Partnership also granted the Underwriters a 30-day option (the “Option”) to purchase up to an additional 2,025,000 common units (the “Optional Units”). If and to the extent the Underwriters exercise their option to purchase Optional Units, the number of Optional Units purchased by the Underwriters pursuant to such exercise will be issued to the Underwriters and the remainder, if any, will be issued to Sun Coal & Coke. Any such common units issued to Sun Coal & Coke will be issued for no additional consideration. If the Underwriters do not exercise their option to purchase Optional Units, the Partnership will issue 2,025,000 common units to Sun Coal & Coke upon the expiration of the Option for no additional consideration. The foregoing description is qualified in its entirely by reference to the full text of the Underwriting Agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

CUSIP No. 86722Y 101

Effective as of the closing date of the IPO, C. Scott Hobbs, Wayne L. Moore and Nancy M. Snyder were appointed by Sun Coal & Coke, in its capacity as sole member of the General Partner, to the board of directors (the “Board”) of the General Partner. Mr. Hobbs, Mr. Moore and Ms. Snyder were also appointed to serve on the Board’s audit committee (the “Audit Committee”) and the Board’s conflicts committee (the “Conflicts Committee”). Mr. Hobbs was appointed to serve as chair of the Conflicts Committee and the Presiding Director, and Mr. Moore was appointed to serve as chair of the Audit Committee.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Persons acquired the units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on each of their respective businesses, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

Except as described in Item 3 above or elsewhere in this Statement, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own, in the aggregate, 17,919,394 units (including (i) 184,697 common units issued to Sun Coal & Coke on the IPO closing date, (ii) 2,025,000 additional common units that will be issued to Sun Coal & Coke if the Underwriters do not exercise their Option to purchase additional common units and (iii) 15,709,697 subordinated units which may be converted into common units on a one-for-one basis at the end of the subordination period), representing 57.0% of the Partnership’s outstanding units (on the basis of a total of 31,419,394 units that will be outstanding upon the expiration of the underwriters’ Option, including 15,709,697 common units and 15,709,697 subordinated units).

(b) The information set forth in Items 7 through 11 on the cover pages and the information set forth in Items 2 and 3 hereto are incorporated herein by reference.

(c) Except as described in this Statement, the Reporting Persons have not effected any transactions with respect to units in the Partnership during the past sixty (60) days.

(d) Except as described in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Pursuant to the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as general partner of the Partnership. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

CUSIP No. 86722Y 101

Pursuant to the Partnership Agreement, if at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Registration Statement on Form S-1 (Registration No. 333-183162), as amended (initially filed by the Partnership with the Commission on August 8, 2012, declared effective on January 17, 2012 and incorporated by reference herein).

Exhibit C	Definitive Prospectus dated January 17, 2013 (filed by the Partnership with the Commission on January 18, 2013 pursuant to Rule 424(b)(4) and incorporated by reference herein).

Exhibit D	Contribution Agreement, dated January 23, 2013, by and among SunCoke Energy Partners, L.P., Sun Coal & Coke LLC and SunCoke Energy Partners GP LLC (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed on January 24, 2013).

Exhibit E	First Amended and Restated Agreement of Limited Partnership of SunCoke Energy Partners, L.P., dated as of January 24, 2013 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on January 24, 2013).

Exhibit F	Underwriting Agreement, dated January 17, 2013, by and among SunCoke Energy Partners, L.P., SunCoke Energy Partners GP LLC, SunCoke Energy, Inc., Sun Coal & Coke LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed on January 24, 2013).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013	Name:

SUN COAL & COKE LLC

	By:	/s/ Mark E. Newman
	Name:	Mark E. Newman
	Title:	Treasurer and Chief Financial Officer

SUNCOKE ENERGY, INC.

	By:	/s/ Mark E. Newman
	Name:	Mark E. Newman
	Title:	Senior Vice President and Chief Financial Officer

Schedule A

Directors and Executive Officers of SunCoke Energy, Inc.

Name	Position
Frederick A. Henderson	Chairman, Chief Executive Officer and Director
Michael J. Thomson	President and Chief Operating Officer
Denise R. Cade	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer.
P. Michael Hardesty	Senior Vice President, Sales and Commercial Operations
Mark E. Newman	Senior Vice President and Chief Financial Officer
Robert J. Darnall	Lead Director
Alvin Bledsoe	Director
Peter B. Hamilton	Director
Karen B. Peetz	Director
John W. Rowe	Director
James E. Sweetnam	Director

Directors and Executive Officers of Sun Coal & Coke LLC

Name	Position
Michael J. Thomson	President
Mark E. Newman	Treasurer and Chief Financial Officer
Fay West	Vice President and Controller
P. Michael Hardesty	Vice President
Denise R. Cade	Secretary